Exhibit 21.1

Artio Global Investors Inc. Subsidiaries

Subsidiary	Jurisdiction of Incorporation/Organization
Artio Global Holdings LLC	Delaware
Artio Global Management LLC	Delaware
Artio Global Institutional Services LLC	Delaware
Artio Global Investors (Australia) LLC	Delaware
Artio Global Investors (U.K.) Ltd	England and Wales